EXHIBIT 99.1

China Lodging Group, Limited Reports Fourth Quarter and Full Year 2017 Financial Results

  A total of 3,746 hotels or 379,675 hotel rooms in operation as of December 31, 2017.
  Net revenues increased 32.6% year-over-year to RMB2,214.9 million (US$340.4 million) 1 for the fourth quarter and 25.0% to RMB8,170.2 million (US$1,255.7 million) for the full year of 2017, at the high-end of guidance previously announced .
  EBITDA (non-GAAP) increased 22.9% year-over-year to RMB450.7 million (US$69.3 million) for the fourth quarter and increased 36.5% to RMB2,361.1 million (US$362.9 million) for the full year of 2017.
  Net income attributable to China Lodging Group, Limited was RMB229.4 million (US$35.3 million) for the fourth quarter and RMB1,237.2 million (US$190.2 million) for the full year of 2017, increasing 82.3% year-over-year for the fourth quarter and increasing 53.8% for the full year of 2017.
  Basic earnings per ADS2 were RMB3.28 (US$0.50) for the fourth quarter of 2017 and RMB17.72 (US$2.72) for the full year of 2017. Diluted earnings per ADS were RMB3.13 (US$0.48) for the fourth quarter of 2017 and RMB16.95 (US$2.60) for the full year of 2017. Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB3.55 (US$0.55) for the fourth quarter of 2017 and RMB18.67 (US$2.87) for the full year of 2017 and adjusted diluted earnings per ADS (non-GAAP) were RMB3.39 (US$0.52) for the fourth quarter of 2017 and RMB17.85 (US$2.74) for the full year of 2017.
  The Company provided guidance for Q1 2018 net revenues growth of 27% to 29% year over year and full year 2018 net revenues growth of 16% to 19% from 2017.

SHANGHAI, China, March 13, 2018 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter of 2017 Operational Highlights

  During the fourth quarter of 2017, China Lodging Group opened 137 hotels, including 2 leased (“leased-and-operated”) hotels and 135 manachised (“franchised-and-managed”) hotels and franchised hotels.

  The Company closed a total of 47 hotels, which included 15 leased hotels and 32 manachised and franchised hotels, during the fourth quarter of 2017. This was mainly due to:

  a) The Company's strategic focus to upgrade the quality of the product and service. The Company closed 5 hotels for brand upgrade purposes and permanently removed 11 hotels from its network for their non-compliance with the brand and operating standards. These hotels were mainly under HanTing and Hi Inn brands. By removing hotels of lower quality, the Company is able to provide a more consistent customer experience, which will help enhance both the brands and future profitability.
  b) Property related issues, including rezoning and returning of military-owned properties, and expiry of leases, which resulted in the closure of 28 hotels.
  c) Operating losses from hotels located mainly in selected 3rd or lower tier cities which resulted in the closure of 3 hotels.

  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB211 in the fourth quarter of 2017, compared with RMB186 in the fourth quarter of 2016 and RMB218 in the previous quarter. The year-over-year increase of 13.1% was due to both an increase in ADR of the mature hotels, as well as an increase in the proportion of midscale and upscale hotels with higher ADR in the Company’s brand mix. The sequential decrease resulted mainly from seasonality.

  The occupancy rate for all hotels in operation was 86.0% in the fourth quarter of 2017, compared with 84.7% in the fourth quarter of 2016 and 93.1% in the previous quarter. The year-over-year increase of 1.4 percentage points was due to the improved performance across all brands as driven by strong travel demand and the increasing popularity of the Company’s brands. The sequential decrease resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation, was RMB181 in the fourth quarter of 2017, compared with RMB158 in the fourth quarter of 2016 and RMB203 in the previous quarter. The year-over-year increase of 15.0% was attributable to both higher ADR and occupancy. The sequential decrease resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB172 for the fourth quarter of 2017, representing a 6.5% increase from RMB162 for the fourth quarter of 2016, with a 4.9% increase in ADR and a 1.3-percentage-point increase in occupancy rate. The economy hotels registered a 6.9% same-hotel RevPAR improvement, driven by a 5.1% increase in ADR and a 1.5-percentage-point increase in occupancy rate. The midscale and upscale hotels registered a 4.8% same-hotel RevPAR improvement, driven by a 4.4% increase in ADR and a 0.3-percentage-point increase in occupancy rate. Crystal Orange hotels will not be counted in the same-hotel RevPAR statistics until they are in Huazhu system for 18 months.

Operational Highlights of full year 2017

  For the full year of 2017, the company opened 86 leased hotels and 579 manachised hotels and franchised hotels, and closed 39 leased hotels and 149 manachised and franchised hotels. As of December 31, 2017, the Company had 671 leased hotels, 2,874 manachised hotels, and 201 franchised hotels in operation in 378 cities.  The number of hotel rooms in operation totaled 379,675, an increase of 14.6% from a year ago.

  As of December 31, 2017, the Company had a total number of 696 hotels contracted or under construction, including 37 leased hotels and 659 manachised and franchised hotels.

  For the full year of 2017, the ADR for all hotels in operation was RMB203, increasing 10.0% year-over-year from RMB185 in 2016. The occupancy rate for all hotels in operation was 88.3%, compared with 84.9% in 2016. As a result, the RevPAR for all hotels in operation was RMB180 in 2017, a 14.4% increase from RMB157 in 2016.

  The same-hotel RevPAR was RMB174 in 2017, a 7.7% increase from RMB in 2016, with a 3.7% increase in ADR and a 3.3-percentage-point increase in occupancy rate. In 2017, the economy hotels and the midscale and upscale hotels posted an increase of 7.4% and 8.2% in same-hotel RevPAR, respectively.

  As of December 31, 2017, the Company’s loyalty program had approximately 103 million members, who contributed approximately 76% of room nights sold during the full year of 2017 and approximately 87% of room nights were sold through the Company’s own direct channels.

“We are pleased to have finished 2017 with strong fourth quarter operating results and expecting another solid year in 2018. Thanks to successful product upgrade, brand mix up-shift, and improved operational environment, we achieved 14.4% increase year-over-year in group blended RevPAR. On the front of hotel development, in 2017, we opened more than three hotels every two days. Our hotel room inventory grew by 20% on a gross basis, or 15% net,” commented Ms. Jenny Zhang, Chief Executive Officer of China Lodging Group.

“Our consistent track record of strong hotel openings and pipeline growth demonstrates robust demand for our brands. In 2017, we continued to strengthen our economy brands by rolling out new models and launch a few of midscale brands such as HanTing Premium, CitiGo and urban Manxin. Our refreshed models have received positive market feedback from guests and franchisees.  Additionally, we have enriched our midscale brand portfolio by acquiring Crystal Orange and successfully integrated the Crystal Orange hotels into our network, which is expected to accelerate our growth and enhance our profitability in 2018. I’m also proud to announce that we have achieved a milestone of having over 100 million members in our loyalty program,” said Ms. Zhang. “Going forward, we will maintain our asset-light growth strategy and continue to invest in our brands and to improve our operational efficiency. We expect operational environment to continue its positive momentum and remain optimistic about outlook in 2018.”

Fourth Quarter and Full Year of 2017 Financial Results

(RMB in thousands)	Q4 2016	Q3 2017	Q4 2017	2016FY	2017FY
Revenues:
Leased and owned hotels	1,290,575	1,857,846	1,718,840	5,212,405	6,343,279
Manachised and franchised hotels	367,983	506,720	483,026	1,411,156	1,786,660
Others	11,365	8,445	13,032	31,219	40,257
Total revenues	1,669,923	2,373,011	2,214,898	6,654,780	8,170,196
Less: business tax and related surcharges	-	-	-	(116,149)	-
Net revenues	1,669,923	2,373,011	2,214,898	6,538,631	8,170,196
Net revenues from leased and owned hotels	1,290,575	1,857,846	1,718,840	5,121,431	6,343,279
Net revenues from manachised and franchised hotels	367,983	506,720	483,026	1,386,526	1,786,660
Others	11,365	8,445	13,032	30,674	40,257

Note: Value-added tax ("VAT") has been implemented for hospitality industry to replace business tax in China, effective May 1, 2016. For comparison purpose, the business tax and related surcharges in full year of 2016 is reallocated to reflect net revenues for each business.

Net revenues for the fourth quarter of 2017 were RMB2,214.9 million (US$340.4 million), representing a 32.6% year-over-year increase and a 6.7% sequential decrease. The year-over-year increase was primarily attributable to our hotel network expansion, improved blended RevPAR and the acquisition of Crystal Orange. The sequential decrease was due to seasonality.

Net revenues for the full year of 2017 were RMB8,170.2 million (US$1,255.7 million), representing an increase of 25.0% from the full year of 2016.

Net revenues from leased and owned hotels for the fourth quarter of 2017 were RMB1,718.8 million (US$264.2 million), representing a 33.2% year-over-year increase and a 7.5% sequential decrease.

For the full year of 2017, net revenues from leased and owned hotels were RMB6,343.3 million (US$974.9 million), representing a 23.9% year-over-year increase.

Net revenues from manachised and franchised hotels for the fourth quarter of 2017 were RMB483.0 million (US$74.2 million), representing a 31.3% year-over-year increase and a 4.7% sequential decrease.

For the full year of 2017, net revenues from manachised and franchised hotels were RMB 1,786.7 million (US$274.6 million), representing a 28.9% year-over-year increase. It accounts for 21.9% of net revenues, compared to 21.2% of net revenues for the full year of 2016.

Other revenues represent revenues generated from businesses other than the hotel operation, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels, totaling RMB13.0 million (US$2.0 million) in the fourth quarter of 2017.

For the full year of 2017, other revenues were RMB40.3 million (US$6.2 million).

(RMB in thousands)	Q4 2016	Q3 2017	Q4 2017	2016FY	2017FY
Operating costs and expenses:
Hotel operating costs	1,264,602	1,504,070	1,622,849	4,932,173	5,674,151
Other operating costs	2,319	4,816	6,836	7,606	17,324
Selling and marketing expenses	46,142	51,561	83,868	146,525	214,959
General and administrative expenses	143,434	153,725	236,213	492,141	690,970
Pre-opening expenses	19,747	67,632	71,575	71,847	206,454
Total operating costs and expenses	1,476,244	1,781,804	2,021,341	5,650,292	6,803,858

Hotel operating costs for the fourth quarter of 2017 were RMB1,622.8 million (US$249.4 million), compared to RMB1,264.6 million in the fourth quarter of 2016 and RMB1,504.1 million in the previous quarter, representing a 28.3% year-over-year increase and a 7.9% sequential increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2017 were RMB1,616.8 million (US$248.5 million), representing 73.0% of net revenues, compared to 75.5% for the fourth quarter in 2016 and 63.2% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and the increased portion of manachised-and-franchised hotels. The sequential increase in the percentage was mainly due to seasonality.

For the full year of 2017, hotel operating costs were RMB5,674.2 million (US$872.1 million), compared to RMB4,932.2 million in 2016. Excluding share-based compensation, hotel operating costs (non-GAAP) were RMB5,654.4 million (US$869.1 million), representing 69.2% of net revenues, compared to 75.2% in 2016.

Selling and marketing expenses for the fourth quarter of 2017 were RMB83.9 million (US$12.9 million), compared to RMB46.1 million in the fourth quarter of 2016 and RMB51.6 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2017 were RMB83.3 million (US$12.8 million), or 3.8% of net revenues, compared to 2.8% for the fourth quarter of 2016 and 2.2% for the previous quarter. The year-over-year and sequential increase were mainly attributable to redesign of a number of our hotel brands as well as marketing activities to promote our brands and loyalty programs in the fourth quarter of 2017.

For the full year of 2017, selling and marketing expenses were RMB215.0 million (US$33.0 million), compared to RMB146.5 million in 2016. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB213.4 million (US$32.8 million), representing 2.6% of net revenues, compared to 2.2% in 2016. The increase was mainly due to redesign of a number of our hotel brands as well as marketing activities to promote our brands and loyalty programs.

General and administrative expenses for the fourth quarter of 2017 were RMB236.2 million (US$36.3 million), compared to RMB143.4 million in the fourth quarter of 2016 and RMB153.7 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2017 were RMB223.6 million (US$34.4 million), representing 10.1% of net revenues, compared with 8.1% of net revenues in the fourth quarter of 2016 and 6.1% in the previous quarter. The year-over-year and sequential increase in the percentage was mainly due to the increase of performance-related personnel costs and professional fees.

For the full year of 2017, general and administrative expenses were RMB691.0 million (US$106.2 million), compared to RMB492.1 million in 2016. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB645.9 million (US$99.3 million), representing 7.9% of net revenues, compared to 6.9% in 2016. The increase was mainly attributable to the increase of performance-related personnel costs, general and administrative expenses related to the newly acquired Crystal Orange operations, and one-off Crystal Orange acquisition transaction costs amounting to RMB45.2 million in the first half of 2017.

Pre-opening expenses for the fourth quarter of 2017 were RMB71.6 million (US$11.0 million), representing a 262.5% year-over-year increase and a 5.8% sequential increase. The year-over-year and sequential increases were mainly because more leased mid-and-upscale hotels were under construction in the fourth quarter of 2017.

Pre-opening expenses for the full year of 2017 were RMB206.5 million (US$31.7 million), compared to RMB71.8 million in 2016, representing a year-over-year increase of 187.4%. The increase in pre-opening expenses was mainly attributable to more leased mid-and-upscale hotels opened or under construction in 2017 than in 2016. The pre-opening expenses as a percentage of net revenues increased to 2.5% in 2017 from 1.1% in 2016.

Income from operations for the fourth quarter of 2017 was RMB236.1 million (US$36.3 million), compared to RMB185.7 million in the fourth quarter of 2016 and RMB591.3 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the fourth quarter of 2017 was RMB255.4 million (US$39.2 million), compared to adjusted income from operation (non-GAAP) of RMB198.2 million for the fourth quarter of 2016 and RMB606.6 million for the previous quarter. The adjusted operating margin, defined as adjusted income from operations (non-GAAP) as percentage of net revenues, for the fourth quarter of 2017 was 11.6%, compared with 11.8% in the fourth quarter of 2016 and 25.5% in the previous quarter. The sequential decrease in the operating margin was due to seasonality.

Income from operations for the full year of 2017 was RMB1,437.5 million (US$220.9 million), compared to RMB870.9 million in 2016. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the full year of 2017 was RMB1,503.9 million (US$231.1 million), compared to RMB926.3 million for the full year of 2016. The adjusted operating margin (non-GAAP) for the year of 2017 was 18.4%, compared with 14.1% for the full year of 2016. The improvement of 4.3-percentage-points in the adjusted operating margin was mainly attributable to the higher blended RevPAR and the increased portion of manachised-and-franchised hotels in 2017.

Net income attributable to China Lodging Group, Limited for the fourth quarter of 2017 was RMB229.4 million (US$35.3 million), as 10.4% of net revenues, compared to RMB125.9 million, as 7.5% of net revenues in the fourth quarter of 2016 and RMB470.1 million, as 19.8% of net revenues in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the fourth quarter of 2017 was RMB248.7 million (US$38.2 million), representing a 79.7% year-over-year increase and a 48.8% sequential decrease.

Net income attributable to China Lodging Group, Limited for the full year of 2017 was RMB1,237.2 million (US$190.2 million), as 15.1% of net revenues, compared to RMB804.6 million, as 12.3% of net revenues in 2016. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group (non-GAAP) for the full year of 2017 was RMB1,303.6 million (US$200.4 million), compared to RMB860.1 million in 2016. The year-over-year increase of 51.6% was mainly attributable to the expanded hotel network, improved blended RevPAR and the acquisition of Crystal Orange in 2017.

Basic and diluted earnings per share/ADS.  For the fourth quarter of 2017, basic earnings per share were RMB0.82 (US$0.13) and diluted earnings per share were RMB0.78 (US$0.12); basic earnings per ADS were RMB3.28 (US$0.50) and diluted earnings per ADS were RMB3.13 (US$0.48). For the fourth quarter of 2017, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB0.89 (US$0.14) and adjusted diluted earnings per share (non-GAAP) were RMB0.85 (US$0.13); adjusted basic earnings per ADS (non-GAAP) were RMB3.55 (US$0.55) and adjusted diluted earnings per ADS (non-GAAP) were RMB3.39 (US$0.52).

For the full year of 2017, basic earnings per share were RMB4.43 (US$0.68) and diluted earnings per share were RMB4.24 (US$0.65); basic earnings per ADS were RMB17.72 (US$2.72), while diluted earnings per ADS were RMB16.95 (US$2.60). For the full year of 2017, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB4.67 (US$0.72), while adjusted diluted earnings per share (non-GAAP) were RMB4.46 (US$0.69), and adjusted basic earnings per ADS (non-GAAP) were RMB18.67 (US$2.87), while adjusted diluted earnings per ADS (non-GAAP) were RMB17.85 (US$2.74).

EBITDA (non-GAAP) for the fourth quarter of 2017 was RMB450.7 million (US$69.3 million), compared with RMB366.8 million in the fourth quarter of 2016 and RMB849.6 million in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the fourth quarter of 2017 was RMB470.0 million (US$72.2 million), compared with RMB379.3 million for the fourth quarter of 2016 and RMB864.9 million for the previous quarter.

EBITDA (non-GAAP) for the full year of 2017 was RMB2,361.1 million (US$362.9 million), compared to RMB1,730.3 million in 2016. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the full year of 2017 was RMB2,427.5 million (US$373.1 million), compared with RMB1,785.8 million in 2016, representing a 35.9% year-over-year increase. The year-over-year increase was mainly due to the expansion of the Company’s hotel network, the improved RevPAR and the acquisition of Crystal Orange in 2017. The adjusted EBITDA margin (non-GAAP) for the year of 2017 was 29.7%, compared with 27.3% for the full year of 2016.

Cash flow. Operating cash inflow for the fourth quarter of 2017 was RMB554.2 million (US$85.2 million). Investing cash outflow for the fourth quarter was RMB1,403.4 million (US$215.7 million).

Operating cash inflow for the full year of 2017 was RMB2,452.6 million (US$377.0 million), representing an increase of 18.7% from 2016. The significant growth was mainly due to the Company’s fast network expansion with manachise and franchise models. Investing cash outflow for the full year of 2017 was RMB6,716.3 million (US$1,032.3 million), compared to investing cash inflow of RMB183.8 million in 2016. The fluctuation was mainly attributable to cash paid for business acquisitions such as Crystal Orange, the purchase of long-term investments, and increase in restricted cash.

Cash and cash equivalents and Restricted cash. As of December 31, 2017, the Company had a total balance of cash and cash equivalents, restricted cash of RMB3,956.1 million (US$608.0 million).

Debt financing. As of December 31, 2017, the Company had a total loan balance of RMB5,052.6 million (US$776.6 million).

Guidance
In the first quarter of 2018, the Company expects net revenues to grow 27% to 29% year-over-year. For the full year 2018, the Company expects net revenues to grow 16% to 19% from 2017.

The Company anticipates the gross opening of 650-700 hotels in 2018, 60%-65% of which are midscale and upscale hotels.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
China Lodging Group’s management will host a conference call at 9 p.m. ET, Tuesday, March 13, 2018 (or 9 a.m. on Wednesday, March 14, 2018 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (845) 675 0438 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 7095016.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through March 20, 2018. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 7095016.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com .

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; and adjusted EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of December 31, 2017, the Company had 3,746 hotels or 379,675 rooms in operation in 378 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Joya Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.
The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2017, China Lodging Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

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1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.5063 on December 29, 2017 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company’s ordinary shares.

3 In 2017, we adopted ASU No.2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting by using a retrospective transition method in the unaudited condensed consolidated statements of cash flows. Accordingly we reclassified Excess tax benefit from share-based compensation from financing activities to operating activities in the unaudited condensed consolidated statements of cash flows for the quarters ended December 31, 2016, September 30, 2017 and December 31, 2017, and the years ended December 31, 2016 and 2017, respectively.

---Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	December 31, 2017
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	3,235,007	3,474,719	534,054
Restricted cash	500	481,348	73,982
Short-term investments	-	129,911	19,967
Accounts receivable, net	141,649	162,910	25,039
Loan receivables	22,410	380,580	58,494
Amounts due from related parties	98,453	118,537	18,219
Prepaid rent	446,127	659,973	101,436
Inventories	21,606	24,006	3,690
Other current assets	208,929	329,140	50,588
Total current assets	4,174,681	5,761,124	885,469

Property and equipment, net	3,710,468	4,522,878	695,154
Intangible assets, net	342,694	1,643,972	252,674
Land use rights	145,521	140,108	21,534
Long-term investments	1,064,321	2,361,969	363,028
Goodwill	171,504	2,264,758	348,087
Loan receivables	7,269	42,330	6,506
Other assets	200,492	364,660	56,047
Deferred tax assets	176,414	325,643	50,050
Total assets	9,993,364	17,427,442	2,678,549

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	298,291	130,684	20,086
Long-term debt, current portion	-	131	20
Accounts payable	584,731	766,565	117,819
Amounts due to related parties	11,058	36,890	5,670
Salary and welfare payables	274,259	427,070	65,640
Deferred revenue	749,793	832,021	127,879
Accrued expenses and other current liabilities	895,837	1,264,902	194,412
Income tax payable	152,112	218,238	33,542
Total current liabilities	2,966,081	3,676,501	565,068

Long-term debt	-	4,921,774	756,463
Deferred rent	1,023,843	1,380,484	212,177
Deferred revenue	166,963	171,735	26,394
Other long-term liabilities	323,991	380,578	58,494
Deferred tax liabilities	96,329	422,090	64,874
Total liabilities	4,577,207	10,953,162	1,683,470

Equity:
Ordinary shares	204	212	33
Treasury shares	(107,331)	(107,331)	(16,496)
Additional paid-in capital	3,699,056	3,624,135	557,019
Retained earnings	1,812,174	2,753,715	423,238
Accumulated other comprehensive income (loss)	(4,503)	167,965	25,816
Total China Lodging Group, Limited shareholders' equity	5,399,600	6,438,696	989,610
Noncontrolling interest	16,557	35,584	5,469
Total equity	5,416,157	6,474,280	995,079
Total liabilities and equity	9,993,364	17,427,442	2,678,549

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Year Ended
	December 31, 2016	September 30,2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,290,575	1,857,846	1,718,840	264,181	5,212,405	6,343,279	974,944
Manachised and franchised hotels	367,983	506,720	483,026	74,240	1,411,156	1,786,660	274,605
Others	11,365	8,445	13,032	2,003	31,219	40,257	6,187
Total revenues	1,669,923	2,373,011	2,214,898	340,424	6,654,780	8,170,196	1,255,736
Less: business tax and related	-	-	-	-	(116,149)	-	-
Net revenues	1,669,923	2,373,011	2,214,898	340,424	6,538,631	8,170,196	1,255,736

Operating costs and expenses:
Hotel operating costs:
Rents	(461,112)	(533,285)	(560,178)	(86,098)	(1,870,879)	(2,058,954)	(316,455)
Utilities	(78,451)	(104,284)	(89,024)	(13,683)	(345,615)	(365,100)	(56,115)
Personnel costs	(272,706)	(366,019)	(412,924)	(63,465)	(1,088,380)	(1,388,284)	(213,376)
Depreciation and amortization	(169,350)	(214,069)	(204,147)	(31,377)	(676,996)	(773,202)	(118,839)
Consumables, food and beverage	(127,864)	(150,458)	(154,314)	(23,717)	(494,764)	(550,513)	(84,612)
Others	(155,119)	(135,955)	(202,262)	(31,087)	(455,539)	(538,098)	(82,704)
Total hotel operating costs	(1,264,602)	(1,504,070)	(1,622,849)	(249,427)	(4,932,173)	(5,674,151)	(872,101)
Other operating costs	(2,319)	(4,816)	(6,836)	(1,051)	(7,606)	(17,324)	(2,663)
Selling and marketing expenses	(46,142)	(51,561)	(83,868)	(12,890)	(146,525)	(214,959)	(33,039)
General and administrative expenses	(143,434)	(153,725)	(236,213)	(36,305)	(492,141)	(690,970)	(106,200)
Pre-opening expenses	(19,747)	(67,632)	(71,575)	(11,001)	(71,847)	(206,454)	(31,731)
Total operating costs and expenses	(1,476,244)	(1,781,804)	(2,021,341)	(310,674)	(5,650,292)	(6,803,858)	(1,045,734)
Other operating income (expense), net	(7,961)	137	42,563	6,541	(17,440)	71,175	10,940
Income from operations	185,718	591,344	236,120	36,291	870,899	1,437,513	220,942
Interest income	22,939	31,807	40,713	6,257	67,366	112,645	17,313
Interest expense	(2,289)	(34,797)	(34,295)	(5,271)	(11,056)	(87,320)	(13,421)
Other income, net	(3,207)	51,123	11,195	1,721	133,755	163,678	25,157
Foreign exchange gain (loss)	10,341	(5,833)	(2,341)	(360)	16,481	(18,128)	(2,786)
Income before income taxes	213,502	633,644	251,392	38,638	1,077,445	1,608,388	247,205
Income tax expense	(87,745)	(158,446)	(18,986)	(2,918)	(287,120)	(359,958)	(55,325)
Income (Loss) from equity method investments	3,734	(3,279)	(2,871)	(441)	6,157	(11,783)	(1,811)
Net income	129,491	471,919	229,535	35,279	796,482	1,236,647	190,069
Less: net loss (income) attributable to noncontrolling interest	(3,633)	(1,858)	(116)	(18)	8,133	555	86
Net income attributable to China Lodging Group, Limited	125,858	470,061	229,419	35,261	804,615	1,237,202	190,155

Other comprehensive income
Unrealized securities holding gains (losses), net of tax	3,278	(5,757)	11,400	1,752	16,449	868	133
Reclassification of gains realized to net income, net of tax	-	-	-	-	(67,921)	(5,282)	(812)
Foreign currency translation adjustments, net of tax	(6,911)	71,077	58,502	8,992	(12,627)	176,882	27,186
Comprehensive income	125,858	537,239	299,437	46,023	732,383	1,409,115	216,576
Comprehensive loss (income) attributable to noncontrolling interest	(3,633)	(1,858)	(116)	(18)	8,133	555	86
Comprehensive income attributable to China Lodging Group, Limited	122,225	535,381	299,321	46,005	740,516	1,409,670	216,662

Earnings per share:
Basic	0.45	1.68	0.82	0.13	2.92	4.43	0.68
Diluted	0.44	1.62	0.78	0.12	2.84	4.24	0.65

Earnings per ADS:
Basic	1.81	6.72	3.28	0.50	11.70	17.72	2.72
Diluted	1.76	6.50	3.13	0.48	11.38	16.95	2.60

Weighted average number of shares used in computation:
Basic	277,473	279,631	279,861	279,861	275,139	279,272	279,272
Diluted	285,887	289,317	298,903	298,903	282,889	293,074	293,074

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Year Ended
	December 31, 2016	September 30, 2017	December 31, 2017		December 31,2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Operating activities[3]:
Net income	129,491	471,919	229,535	35,279	796,482	1,236,647	190,069
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	12,527	15,302	19,245	2,958	55,436	66,367	10,200
Depreciation and amortization	173,826	218,081	208,756	32,085	694,894	789,252	121,306
Amortization of issuance cost of convertible notes	-	-	2,598	399	-	2,598	399
Deferred taxes	30,809	2,823	(81,100)	(12,465)	33,446	(76,237)	(11,717)
Bad debt expenses	1,200	-	1,434	220	1,082	2,446	376
Deferred rent	29,764	42,063	103,688	15,937	103,322	209,074	32,134
Loss from disposal of property and equipment	1,240	-	(2,795)	(430)	9,333	12,884	1,980
Impairment loss	62,669	32,294	92,480	14,214	153,741	169,213	26,008
Loss (Income) from equity method investments	(3,734)	3,279	2,871	441	(6,157)	11,783	1,811
Investment loss (gain)	-	(50,781)	(44,403)	(6,825)	(116,763)	(159,974)	(24,588)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	922	(7,798)	10,735	1,650	(46,211)	4,207	647
Prepaid rent	(43,153)	(25,934)	(131,592)	(20,225)	(25,380)	(188,653)	(28,995)
Inventories	167	5,527	3,684	566	3,923	2,766	425
Amounts due from related parties	(4,537)	(6,465)	(23,967)	(3,684)	(9,314)	(31,151)	(4,788)
Other current assets	(11,803)	(16,828)	(56,720)	(8,718)	(40,813)	(76,320)	(11,730)
Other assets	5,362	(23,696)	4,691	721	(5,046)	(54,411)	(8,363)
Accounts payable	39,690	11,114	35,417	5,444	59,129	8,141	1,251
Amounts due to related parties	1,796	311	4,234	651	7,489	3,093	475
Salary and welfare payables	111,005	(42,850)	223,455	34,345	60,669	133,142	20,464
Deferred revenue	(89,742)	23,457	13,838	2,127	19,529	4,016	617
Accrued expenses and other current liabilities	3,665	186,092	(40,053)	(6,156)	202,351	288,185	44,293
Income tax payable	(11,563)	47,266	(39,224)	(6,028)	64,087	44,688	6,868
Other long-term liabilities	14,339	12,984	17,386	2,672	51,072	50,840	7,813
Net cash provided by operating activities	453,940	898,160	554,193	85,178	2,066,301	2,452,596	376,955

Investing activities:
Purchases of property and equipment	(109,231)	(210,235)	(267,332)	(41,088)	(503,136)	(819,523)	(125,958)
Purchases of intangibles	(3,517)	(2,702)	(4,079)	(627)	(13,557)	(7,854)	(1,207)
Amount received as a result of government zoning	-	-	2,593	399	2,099	2,593	399
Acquisitions, net of cash received	(1,683)	-	(330)	(51)	131,501	(3,745,588)	(575,686)
Proceeds from disposal of subisidary and branch, net of cash disposed	-	-	13,684	2,103	(20,668)	13,684	2,103
Purchase of long-term investments	(152,321)	(175,300)	(856,682)	(131,670)	(293,125)	(1,327,508)	(204,034)
Proceeds from maturity/sale of long-term investments	-	110	1,857	285	14,842	128,174	19,700
Payment for shareholder loan to equity investees	(1,214)	(30,370)	(6,079)	(934)	(39,387)	(113,206)	(17,399)
Collection of shareholder loan from equity investees	-	71,355	-	-	9,285	119,855	18,421
Purchase of short-term investments	-	(95,802)	-	-	-	(95,802)	(14,724)
Proceeds from maturity/sale of short-term investments	-	-	-	-	526,443	-	-
Payment for the origination of loan receivables	-	(75,992)	(319,500)	(49,106)	(36,420)	(445,892)	(68,532)
Proceeds from collection of loan receivables	25,622	25,021	20,303	3,121	45,885	55,662	8,554
Decrease (increase) in restricted cash	1,657	(26,012)	12,163	1,869	360,000	(480,849)	(73,905)
Net cash provided by (used in) investing activities	(240,687)	(519,927)	(1,403,402)	(215,699)	183,762	(6,716,254)	(1,032,268)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	3,668	580	1,875	288	12,206	9,073	1,394
Proceeds from short-term debt	-	-	-	-	281,719	136,488	20,978
Repayment of short-term debt	-	(26,913)	-	-	(332,555)	(294,677)	(45,291)
Proceeds from long-term debt	-	-	-	-	-	3,633,174	558,409
Repayment of long-term debt	-	-	(1,650,916)	(253,741)	-	(1,650,917)	(253,741)
Funds advanced from noncontrolling interest holders	7,453	11,913	34,972	5,375	11,453	83,573	12,845
Repayment of funds advanced from noncontrolling interest holders	(400)	(7,053)	-	-	(600)	(8,730)	(1,342)
Acquisition of noncontrolling interest	(4,083)	-	-	-	(4,083)	(3,750)	(576)
Contribution from noncontrolling interest holders	10,500	890	17,743	2,728	45,604	25,575	3,931
Dividends paid to noncontrolling interest holders	(612)	(240)	(240)	(37)	(3,677)	(2,810)	(432)
Dividends paid	-	-	(306,343)	(47,084)	(276,261)	(306,343)	(47,084)
Proceeds from issuance of convertible notes, net of issuance cost and capped call option	-	-	2,925,202	449,595	-	2,925,203	449,595
Debt financing and administrative costs paid	-	-	(9,763)	(1,501)	-	(9,763)	(1,501)
Proceeds from ADS Lending	-	-	7	1	-	7	1
Net cash provided by (used in) financing activities	16,526	(20,823)	1,012,537	155,624	(266,194)	4,536,103	697,186

Effect of exchange rate changes on cash and cash equivalents	3,397	(4,677)	(21,717)	(3,338)	13,300	(32,733)	(5,031)
Net increase in cash and cash equivalents	233,176	352,733	141,611	21,765	1,997,169	239,712	36,842
Cash and cash equivalents at the beginning of the period	3,001,831	2,980,375	3,333,108	512,289	1,237,838	3,235,007	497,212
Cash and cash equivalents at the end of the period	3,235,007	3,333,108	3,474,719	534,054	3,235,007	3,474,719	534,054

___________________

3 In 2017, we adopted ASU No.2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting by using a retrospective transition method in the unaudited condensed consolidated statements of cash flows. Accordingly we reclassified Excess tax benefit from share-based compensation from financing activities to operating activities in the unaudited condensed consolidated statements of cash flows for the quarters ended December 31, 2016, September 30, 2017 and December 31, 2017, and the years ended December 31, 2016 and 2017, respectively.

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,622,849	73.3%	6,091	0.3%	1,616,758	73.0%
Other operating costs	6,836	0.3%	-	0.0%	6,836	0.3%
Selling and marketing expenses	83,868	3.8%	551	0.0%	83,317	3.8%
General and administrative expenses	236,213	10.7%	12,603	0.6%	223,610	10.1%
Pre-opening expenses	71,575	3.2%	-	0.0%	71,575	3.2%
Total operating costs and expenses	2,021,341	91.3%	19,245	0.9%	2,002,096	90.4%
Income from operations	236,120	10.7%	19,245	0.9%	255,365	11.6%

	Quarter Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	249,427	73.3%	936	0.3%	248,491	73.0%
Other operating costs	1,051	0.3%	-	0.0%	1,051	0.3%
Selling and marketing expenses	12,890	3.8%	85	0.0%	12,805	3.8%
General and administrative expenses	36,305	10.7%	1,937	0.6%	34,368	10.1%
Pre-opening expenses	11,001	3.2%	-	0.0%	11,001	3.2%
Total operating costs and expenses	310,674	91.3%	2,958	0.9%	307,716	90.4%
Income from operations	36,291	10.7%	2,958	0.9%	39,249	11.6%

	Quarter Ended September 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,504,070	63.4%	4,460	0.2%	1,499,610	63.2%
Other operating costs	4,816	0.2%	-	0.0%	4,816	0.2%
Selling and marketing expenses	51,561	2.2%	321	0.0%	51,240	2.2%
General and administrative expenses	153,725	6.5%	10,521	0.4%	143,204	6.1%
Pre-opening expenses	67,632	2.9%	-	0.0%	67,632	2.9%
Total operating costs and expenses	1,781,804	75.2%	15,302	0.6%	1,766,502	74.6%
Income from operations	591,344	24.9%	15,302	0.6%	606,646	25.5%

	Quarter Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,264,602	75.7%	3,738	0.2%	1,260,864	75.5%
Other operating costs	2,319	0.1%	-	0.0%	2,319	0.1%
Selling and marketing expenses	46,142	2.8%	52	0.0%	46,090	2.8%
General and administrative expenses	143,434	8.6%	8,737	0.5%	134,697	8.1%
Pre-opening expenses	19,747	1.2%	-	0.0%	19,747	1.2%
Total operating costs and expenses	1,476,244	88.4%	12,527	0.7%	1,463,717	87.7%
Income from operations	185,718	11.1%	12,527	0.7%	198,245	11.8%

	Year Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	5,674,151	69.4%	19,725	0.2%	5,654,426	69.2%
Other operating costs	17,324	0.2%	-	0.0%	17,324	0.2%
Selling and marketing expenses	214,959	2.6%	1,530	0.0%	213,429	2.6%
General and administrative expenses	690,970	8.5%	45,112	0.6%	645,858	7.9%
Pre-opening expenses	206,454	2.5%	-	0.0%	206,454	2.5%
Total operating costs and expenses	6,803,858	83.2%	66,367	0.8%	6,737,491	82.4%
Income from operations	1,437,513	17.6%	66,367	0.8%	1,503,880	18.4%

	Year Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	872,101	69.4%	3,031	0.2%	869,070	69.2%
Other operating costs	2,663	0.2%	-	0.0%	2,663	0.2%
Selling and marketing expenses	33,039	2.6%	235	0.0%	32,804	2.6%
General and administrative expenses	106,200	8.5%	6,934	0.6%	99,266	7.9%
Pre-opening expenses	31,731	2.5%	-	0.0%	31,731	2.5%
Total operating costs and expenses	1,045,734	83.2%	10,200	0.8%	1,035,534	82.4%
Income from operations	220,942	17.6%	10,200	0.8%	231,142	18.4%

	Year Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	4,932,173	75.4%	13,603	0.2%	4,918,570	75.2%
Other operating costs	7,606	0.1%	-	0.0%	7,606	0.1%
Selling and marketing expenses	146,525	2.2%	811	0.0%	145,714	2.2%
General and administrative expenses	492,141	7.5%	41,022	0.6%	451,119	6.9%
Pre-opening expenses	71,847	1.1%	-	0.0%	71,847	1.1%
Total operating costs and expenses	5,650,292	86.3%	55,436	0.8%	5,594,856	85.5%
Income from operations	870,899	13.3%	55,436	0.8%	926,335	14.1%

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Year Ended
	December 31, 2016	September 30,2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Net income attributable to China Lodging Group, Limited (GAAP)	125,858	470,061	229,419	35,261	804,615	1,237,202	190,155
Share-based compensation expenses	12,527	15,302	19,245	2,958	55,436	66,367	10,200
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	138,385	485,363	248,664	38,219	860,051	1,303,569	200,355

Earnings per share (GAAP)
Basic	0.45	1.68	0.82	0.13	2.92	4.43	0.68
Diluted	0.44	1.62	0.78	0.12	2.84	4.24	0.65

Earnings per ADS (GAAP)
Basic	1.81	6.72	3.28	0.50	11.70	17.72	2.72
Diluted	1.76	6.50	3.13	0.48	11.38	16.95	2.60

Adjusted earnings per share (non-GAAP)
Basic	0.50	1.74	0.89	0.14	3.13	4.67	0.72
Diluted	0.48	1.68	0.85	0.13	3.04	4.46	0.69

Adjusted earnings per ADS (non-GAAP)
Basic	1.99	6.94	3.55	0.55	12.50	18.67	2.87
Diluted	1.94	6.71	3.39	0.52	12.16	17.85	2.74

Weighted average number of shares used in computation
Basic	277,473	279,631	279,861	279,861	275,139	279,272	279,272
Diluted	285,887	289,317	298,903	298,903	282,889	293,074	293,074

	Quarter Ended				Year Ended
	December 31, 2016	September 30,2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Net income attributable to China Lodging Group, Limited (GAAP)	125,858	470,061	229,419	35,261	804,615	1,237,202	190,155
Interest income	(22,939)	(31,807)	(40,713)	(6,257)	(67,366)	(112,645)	(17,313)
Interest expense	2,289	34,797	34,295	5,271	11,056	87,320	13,421
Income tax expense	87,745	158,446	18,986	2,918	287,120	359,958	55,325
Depreciation and amortization	173,826	218,081	208,756	32,085	694,894	789,252	121,306
EBITDA (non-GAAP)	366,779	849,578	450,743	69,278	1,730,319	2,361,087	362,894
Share-based compensation	12,527	15,302	19,245	2,958	55,436	66,367	10,200
Adjusted EBITDA (non-GAAP)	379,306	864,880	469,988	72,236	1,785,755	2,427,454	373,094

China Lodging Group, Limited

Operational Data
	As of
	December 31,	September 30,	December 31,
	2016	2017	2017
Total hotels in operation:	3,269	3,656	3,746
Leased and owned hotels	624	684	671
Manachised hotels	2,471	2,766	2,874
Franchised hotels	174	206	201
Total hotel rooms in operation	331,347	372,464	379,675
Leased and owned hotels	78,160	86,568	85,018
Manachised hotels	237,094	265,701	275,065
Franchised hotels	16,093	20,195	19,592
Number of cities	367	375	378

	For the quarter ended
	December 31,	September 30,	December 31,
	2016	2017	2017
Occupancy rate (as a percentage)
Leased and owned hotels	85.5%	92.8%	87.2%
Manachised hotels	85.4%	94.1%	86.6%
Franchised hotels	68.1%	78.9%	72.1%
Blended	84.7%	93.1%	86.0%
Average daily room rate (in RMB)
Leased and owned hotels	211	257	251
Manachised hotels	178	204	197
Franchised hotels	180	236	232
Blended	186	218	211
RevPAR (in RMB)
Leased and owned hotels	181	238	219
Manachised hotels	152	192	170
Franchised hotels	123	186	167
Blended	158	203	181

	For the full year ended
	December 31,	December 31,
	2016	2017
Occupancy rate (as a percentage)
Leased and owned hotels	86.1%	89.0%
Manachised hotels	85.3%	89.1%
Franchised hotels	68.9%	73.1%
Blended	84.9%	88.3%
Average daily room rate (in RMB)
Leased and owned hotels	208	237
Manachised hotels	177	191
Franchised hotels	182	216
Blended	185	203
RevPAR (in RMB)
Leased and owned hotels	179	211
Manachised hotels	151	171
Franchised hotels	125	158
Blended	157	180

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter and full year

	As of and for the quarter ended
	December 31,
	2016	2017
Total	2,729	2,729
Leased and owned hotels	573	573
Manachised hotels	2,156	2,156
Occupancy rate (as a percentage)	86.7%	88.0%
Average daily room rate (in RMB)	187	196
RevPAR (in RMB)	162	172

	As of and for full year ended
	December 31,
	2016	2017
Total	2,729	2,729
Leased and owned hotels	573	573
Manachised hotels	2,156	2,156
Occupancy rate (as a percentage)	87.4%	90.8%
Average daily room rate (in RMB)	184	191
RevPAR (in RMB)	161	174

Hotel breakdown by segment

	Number of Hotels in Operation	Number of Hotel Rooms in Operation
	As of December 31, 2017	As of December 31, 2017
Economy hotels	2,974	279,619
HanTing Hotel	2,244	223,121
Leased hotels	454	52,300
Manachised hotels	1,786	170,443
Franchised hotels	4	378
Hi Inn	396	26,063
Leased hotels	30	2,727
Manachised hotels	321	20,466
Franchised hotels	45	2,870
Elan Hotel	226	16,120
Manachised hotels	193	13,963
Franchised hotels	33	2,157
ibis Hotel	100	13,474
Leased and owned hotels	16	2,887
Manachised hotels	38	4,522
Franchised hotels	46	6,065
Orange Hotel	8	841
Leased hotels	6	678
Manachised hotels	1	85
Franchised hotels	1	78
Midscale and upscale hotels	772	100,056
JI Hotel	390	53,054
Leased hotels	91	15,868
Manachised hotels	296	36,912
Franchised hotels	3	274
Starway Hotel	174	16,914
Leased hotels	2	386
Manachised hotels	141	13,677
Franchised hotels	31	2,851
Joya Hotel	6	1,131
Leased hotels	3	523
Manachised hotels	3	608
Manxin Hotels & Resorts	11	1,150
Leased hotels	2	277
Manachised hotels	6	769
Franchised hotels	3	104
HanTing Premium Hotel	5	446
Leased hotels	1	98
Manachised hotels	4	348
ibis Styles Hotel	13	1,841
Manachised hotels	10	1,425
Franchised hotels	3	416
Mercure Hotel	20	4,664
Leased hotels	2	496
Manachised hotels	15	3,546
Franchised hotels	3	622
Novotel Hotel	4	1,697
Manachised hotels	3	1,374
Franchised hotels	1	323
Grand Mercure	4	882
Leased hotels	1	360
Manachised hotels	1	151
Franchised hotels	2	371
Orange Select	103	12,648
Leased hotels	44	5,732
Manachised hotels	41	4,817
Franchised hotels	18	2,099
Crystal Orange	42	5,629
Leased hotels	19	2,686
Manachised hotels	15	1,959
Franchised hotels	8	984
Total	3,746	379,675

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	December 31,		December 31,		yoy change	December 31,		yoy change	December 31,		yoy change
	2016	2017	2016	2017		2016	2017		2016	2017
Economy hotels	2,406	2,406	146	156	6.9%	167	175	5.1%	87%	89%	1.5%
Leased and owned hotels	492	492	152	166	9.2%	178	189	6.3%	85%	88%	2.4%
Manachised and franchised hotels	1,914	1,914	144	152	6.1%	163	171	4.6%	88%	89%	1.2%
Midscale and upscale hotels	323	323	249	261	4.8%	300	313	4.4%	83%	83%	0.3%
Leased hotels	81	81	314	321	2.4%	348	364	4.5%	90%	88%	-1.9%
Manachised and franchised hotels	242	242	217	231	6.5%	273	286	4.7%	79%	81%	1.4%
Total	2,729	2,729	162	172	6.5%	187	196	4.9%	87%	88%	1.3%

	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the year ended			For the year ended			For the year ended
	December 31,		December 31,		yoy change	December 31,		yoy change	December 31,		yoy change
	2016	2017	2016	2017		2016	2017		2016	2017
Economy hotels	2,406	2,406	147	158	7.4%	168	173	3.3%	88%	92%	3.5%
Leased and owned hotels	492	492	154	167	8.4%	178	185	3.9%	86%	90%	3.7%
Manachised and franchised hotels	1,914	1,914	145	155	7.1%	164	169	3.0%	88%	92%	3.5%
Midscale and upscale hotels	323	323	245	265	8.2%	291	307	5.5%	84%	86%	2.1%
Leased hotels	81	81	300	320	6.8%	333	354	6.3%	90%	91%	0.4%
Manachised and franchised hotels	242	242	213	232	9.3%	263	277	5.1%	81%	84%	3.2%
Total	2,729	2,729	161	174	7.7%	184	191	3.7%	87%	91%	3.3%

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